(d)(2)(S)(iii)

January 13, 2011

Adrian Gonzalez

Vice President

BlackRock Investment Management, LLC

800 Scudders Mill Road, Section 3A

Plainsboro, NJ  08536

Dear Mr. Gonzalez:

On Thursday, October 21, 2010, the Board of Trustees (the “Board”) of ING Investors Trust approved the merger of ING BlackRock Large Cap Value Portfolio (the “Portfolio”) into ING T. Rowe Price Equity Income Portfolio and voted to submit the matter to shareholders for their consideration.  Shareholders approved the merger at a Special Shareholder Meeting on January 11, 2011, and therefore, the Sub-Advisory Agreement (the “Agreement”) with BlackRock Investment Management, LLC (“BlackRock”) will terminate in accordance with Section 16 of the Agreement, effective at the close of business on January 21, 2011.

Pursuant to Section 16 of the Agreement, it may be terminated with respect to the Portfolio at any time, without penalty, by the Board, upon 60 days’ written notice.  By signing below, you hereby agree to waive BlackRock’s right to the 60 days’ prior notice of termination that is contemplated under Section 16 of the Agreement.

In the interim, we will be contacting you to facilitate a smooth transition and we look forward to your cooperation in this regard.  We note that this does not affect the Agreement with BlackRock with respect to ING BlackRock Large Cap Growth Portfolio, a series of ING Investors Trust that remains subject to the Agreement.

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7337 E. Doubletree Ranch Rd., Suite 100 Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investors Trust

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.  We continue to value our relationship with your firm.

Very truly yours,

/s/ Todd Modic
Todd Modic
Senior Vice President
ING Investors Trust

ACCEPTED AND AGREED TO:

BlackRock Investment Management, LLC

By:	/s/ Frank Porcelli

Name:	Frank Porcelli

Title:	Managing Director, Duly Authorized